'PolyHeme Saved my Daughter's Life'

Artis Selby is living proof that Northfield Laboratories' PolyHeme works.

Artis is now 23 and a senior majoring in education at the University of Colorado. On Dec. 10, 1998, while driving toward Fort Collins, Colo., she was involved in a dramatic life- threatening multi-car accident that left her pinned for nearly three hours by a load of steel plates.

Her right leg, severely battered, was hanging on by a thread. Flown by helicopter to Denver Health Medical Center, Artis was bleeding profusely and that loss needed to be quickly stopped. Also, for her leg to be saved, the blood flow had to be restored or the tissue would die.

At the time of the incident, Northfield's synthetic oxygen-carrying blood substitute was being tested in Denver, and Artis consented to be put on the experimental drug. "I'm convinced PolyHeme is what saved her life," said her father, Rollie Selby. "Artis initially spent a few weeks in the hospital and subsequently required 23 surgeries."

Selby said his daughter made him "a real believer" in the efficacy of PolyHeme. "She's living proof that it works," he added.

Artis, in a telephone interview from the home she shares with school friends in Boulder, Colo., said that while the accident left an indelible mark, her specific memories surrounding events of that fateful day are fuzzy. "Even though I was conscious through the whole thing, I don't remember being stuck in the overturned car, the helicopter ride to the hospital or my time in the intensive care unit."

One minute Artis was cruising the interstate, taking her cancer-stricken dog Buddy for canine chemotherapy. The next, a flatbed truck behind her laden with 50,000 pounds of steel plates swerved from the left lane to the right, careening into a car, killing its two newlywed occupants. After that, the flatbed broke free, sending its load crashing atop Artis' 1992 Toyota Camry. Witnesses said if not for the seatbelt she was wearing the damage would certainly have been worse. Her dog, thrown 35 feet from the vehicle, died instantly.

Although she was released from the hospital in order to be home for Christmas, in retrospect Artis said it was probably too soon. "I was in a lot of pain and should have stayed on the (painkilling) IV a little longer," she noted.

She credits her recovery in large part to the strong support she received in the aftermath of the accident. Firemen and paramedics involved in the rescue operation visited her at the hospital. Dr. Wade Smith, chief of orthopedic trauma at Denver Health Medical Center, who performed most of her surgeries, is "like part of the family now," Artis said.

"I know it sounds weird, but it's true: It took a 'big event' like this to bring out the good in people. It united my family and brought all my friends together," Artis said.

In the weeks following the accident, Dr. Smith told a local newpaper, "She's worked very hard and she's gone beyond all our initial expectations. Artis took her adversity on and has made something of it. You see this vibrant ... young lady who has a glint of optimism in her eye now. The rest of us tend to mope about what's happened to us, but she has fought on and she has achieved." In fact, Artis Selby in 1999 was honored by the Denver Health Medical Center as "Courageous Patient of the Year."

Today, Artis walks unassisted but finds that descending stairs can be "tricky" to negotiate. But she is able to pursue her passion for hiking and biking. "I wear a lift in my right shoe so I walk straight. I can handle an 85- to 90-degree bend, enough to ride a bike. Running, however, is out of the question," she said.

Future surgery may entail a knee replacement, but the timing for that is yet to be determined.

Meanwhile, Rollie Selby, her supportive father, said, "I am surprised and angry that this product (PolyHeme) still has not reached the commercialization stage. Someone has fumbled the ball. The military and every ambulance should have it on hand. I just don't understand what's happening with the holdup."

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How 'miracle drug' helped save this crash victim

Artis Selby tells her story to The Robert Coates Group